Exhibit 99.3

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2025 and June 30, 2024

Contents

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income for the three and six months periods ended June 30, 2025 and June 30, 2024	2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2025 and December 31, 2024	3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months periods ended June 30, 2025 and June 30, 2024	4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months periods ended June 30, 2025 and June 30, 2024	5

Notes to the Unaudited Condensed Consolidated Interim Financial Information	6

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income

		3 months ended June 30,		6 months ended June 30,
	Note	2025	2024	2025	2024
		£ 000	£ 000	£ 000	£ 000
Research and development expenses	4	(11,574)	(17,967)	(22,791)	(31,951)
Administrative expenses	4	(12,612)	(11,243)	(22,101)	(20,710)
Related party administrative expenses	4	(57)	(21)	(151)	(42)
Other operating income/(expense)	6	1,197	30,172	(4,895)	32,763
Operating (loss)/profit		(23,046)	941	(49,938)	(19,940)
Finance income	8	18,707	11,215	28,773	7,397
Finance costs	8	(337)	(4,293)	(402)	(11,026)
Related party finance (costs)/income	8	(143,209)	—	252,937	—
Net finance (costs)/income	8	(124,839)	6,922	281,308	(3,629)
(Loss)/profit before tax		(147,885)	7,863	231,370	(23,569)
Income tax credit	7	3,122	3,877	19,592	6,448
Net (loss)/profit for the period		(144,763)	11,740	250,962	(17,121)
Other comprehensive income:
Items that may be reclassified to profit or loss
Foreign exchange translation differences		6,227	(239)	2,151	1,162
Total other comprehensive income/(loss) for the period		6,227	(239)	2,151	1,162
Total comprehensive (loss)/income for the period		(138,536)	11,501	253,113	(15,959)

		£	£	£	£
Basic (loss)/earnings per share	9	(1.76)	0.61	3.13	(0.89)
Diluted (loss)/earnings per share	9	(1.76)	0.61	(0.02)	(0.89)

For the six months ended June 30, 2025, and three months ended June 30, 2024, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share. For the three months ended June 30, 2025, and six months ended June 30, 2024, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share and hence have been excluded.

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Statements.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30,	December 31,
	Note	2025	2024
		£ 000	£ 000
Non-current assets
Property, plant and equipment		2,805	3,078
Right of use assets		2,074	1,969
Intangible assets		26	132
		4,905	5,179
Current assets
Trade and other receivables	11	18,413	18,297
Restricted cash		1,700	1,700
Cash and cash equivalents		61,984	22,556
		82,097	42,553
Total assets		87,002	47,732
Equity
Share capital	10	67	55
Other reserves	10	126,778	99,299
Treasury share reserve	10	(803)	(803)
Share premium	10	598,468	554,391
Accumulated deficit		(900,615)	(1,152,283)
Total shareholders’ deficit		(176,105)	(499,341)
Non-current liabilities
Lease liabilities		1,491	1,620
Provisions		843	620
Trade and other payables	12	3,649	3,991
		5,983	6,231
Current liabilities
Financial liabilities at fair value through profit and loss	14	239,776	524,242
Lease liabilities		699	581
Warrant liabilities	13	704	434
Trade and other payables	12	15,945	15,585
		257,124	540,842
Total liabilities		263,107	547,073
Total equity and liabilities		87,002	47,732

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Statements.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Cash Flows

		6 months ended June 30,
	Note	2025	2024
		£ 000	£ 000
Cash flows from operating activities
Net profit/(loss) for the period		250,962	(17,121)
Adjustments to cash flows from non-cash items
Depreciation and amortization	4	573	1,094
Depreciation on right of use assets	4	360	326
Net finance (income)/costs	8	(28,371)	3,629
Related party finance income	8	(252,937)	—
Share based payment transactions	5	3,207	4,785
Income tax credit		(19,592)	(6,448)
Non-cash gain (settled in treasury shares)		—	(803)
		(45,798)	(14,538)
Working capital adjustments
Decrease/(increase) in trade and other receivables	11	5,776	(3,035)
(Decrease)/increase in trade and other payables	12	18	84
Income taxes received		13,700	15,838
Net cash flows used in operating activities		(26,304)	(1,651)
Cash flows from investing activities
Acquisitions of property, plant and equipment		(203)	(391)
Interest received		1,241	1,168
Net cash flows from investing activities		1,038	777
Cash flows from financing activities
Proceeds from share issuance	10	34,235	—
Proceeds from issues of warrants	10	18,032	—
Proceeds from issues of shares to related party	10	12,986	15,629
Proceeds from issues of warrants to related party	10	6,840	3,907
Transaction costs on issuance of equity instruments	10	(4,796)	—
Payments to lease creditors		(521)	(396)
Net cash flows generated from financing activities		66,776	19,140
Net increase in cash at bank		41,510	18,266
Cash at bank, beginning of the period		22,556	48,680
Effect of foreign exchange rate changes		(2,082)	(160)
Cash at bank, end of the period		61,984	66,786

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Statements.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Share	Share	Treasury	Other	Accumulated
	Note	capital	premium	share reserve	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2024		17	257,704	—	86,757	(394,257)	(49,779)
Loss for the period		—	—	—	—	(17,121)	(17,121)
Translation differences		—	—	—	1,162	—	1,162
Total comprehensive loss		—	—	—	1,162	(17,121)	(15,959)
Share based payment transactions	5	—	—	—	4,433	—	4,433
Shares issuances to related party	10,17	—	15,629	—	—	—	15,629
Issuance of warrants to related party	10,17	—	—	—	3,907	—	3,907
Exercise of share options		—	491	—	—	—	491
Repurchase of ordinary shares		—	—	(803)	—	—	(803)
Transfer of reserves		—	—	—	995	(995)	—
At June 30, 2024		17	273,824	(803)	97,254	(412,373)	(42,081)

		Share	Share	Treasury	Other	Accumulated
	Note	capital	premium	share reserve	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2025		55	554,391	(803)	99,299	(1,152,283)	(499,341)
Profit for the period		—	—	—	—	250,962	250,962
Translation differences		—	—	—	2,151	—	2,151
Total comprehensive income		—	—	—	2,151	250,962	253,113
Share based payment transactions	5	—	—	—	2,816	—	2,816
Share issuance	10	9	34,226	—	—	—	34,235
Issuance of warrants	10	—	—	—	18,032	—	18,032
Share issuance to related party	10, 17	3	12,982	—	—	—	12,985
Issuance of warrants to related party	10, 17	—	—	—	6,840	—	6,840
Transaction costs on issuance of equity instruments		—	(3,142)	—	(1,654)	—	(4,796)
Exercise of options		—	11	—	—	—	11
Transfer of reserves		—	—	—	(706)	706	—
At June 30, 2025		67	598,468	(803)	126,778	(900,615)	(176,105)

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Statements.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

1General information

Vertical Aerospace Ltd (the “Company”, or the “Group” if together with its subsidiaries) is incorporated under the Companies Law (as amended) of the Cayman Islands. The address of its principal executive office is: Unit 1 Camwal Court, Bristol, United Kingdom. The Group’s main operations are in the United Kingdom and these financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These financial statements were authorized for issue by the Company’s Board of Directors, on August 4, 2025.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered (“eVTOL”), and hybrid-electrically powered, aircraft.

2Material accounting policies

Basis of preparation

This unaudited condensed consolidated interim financial report for the six-month reporting period ended June 30, 2025 has been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), applicable to the preparation of interim financial statements, IAS 34 Interim Financial Reporting.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended December 31, 2024.

The accounting policies adopted are consistent with those of the previous financial year.

The unaudited condensed consolidated interim financial report has been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including financial liabilities at fair value through profit and loss) which are recognized at fair value through profit and loss.

Items included in the unaudited condensed consolidated interim financial report are measured using the currency of the primary economic environment in which the entity and its subsidiaries operate (‘the functional currency’). The financial information is presented in pounds sterling (‘£’ or ‘GBP’), which is the Group’s presentation currency, and all amounts are presented in and rounded to the nearest thousand unless otherwise indicated. Cumulative translation adjustments resulting from translating foreign functional currency financial statements into GBP are reported within other reserves.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

2Material accounting policies (continued)

Basis of consolidation

Vertical Aerospace Ltd is the parent of the Group and has 100% ownership interest and voting rights of Vertical Aerospace Group Limited, which is its only material subsidiary.

The consolidated financial statements incorporate the financial positions and the results of operations of the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated.

Going Concern

Management has prepared a cash flow forecast for the Group and has considered the ability for the Group to continue as a going concern for the foreseeable future, being at least 12 months after the issuance of this financial information.

The Group is currently in the research and development phase of its journey to commercialize eVTOL and hybrid-electric technologies. Commensurate with being in the development phase, the Group has invested heavily in research to support the development of its aircraft. The Group is not currently generating revenue and has incurred net losses and net cash outflows from operating activities since inception.

As of June 30, 2025, the Group had £62 million of cash and cash equivalents on hand and a net shareholders’ deficit of £176 million.

The Company launched the January 2025 Offering and the July 2025 Offering, which culminated in the closing of a $90 million underwritten public offering on January 24, 2025, and the closing of a $69 million underwritten public offering on July 10, 2025, respectively, before deducting underwriting discounts and commissions and other offering expenses.

As of the issuance of this financial information, the Group had approximately £104 million of cash and cash equivalents on hand.

To position itself to deliver upon its stated operational objectives, management currently projects its net cash outflows from operations within the next 12 months after issuance of this financial information to be approximately £106 million, which will be used primarily to fund the creation and testing of the prototype aircraft, as well as to further the design of the certification aircraft.

Accordingly, the Group projects that its current existing resources will only be sufficient to fund its ongoing operations towards the middle of 2026. The Group requires additional capital to continue to fund its ongoing operations beyond that point.

The Convertible Senior Secured Notes Indenture contains a covenant requiring the Group to maintain a minimum cash balance of at least $10 million at all times. The Group currently projects that it will breach this covenant in the second quarter of 2026 unless additional capital is raised. Such a breach, if uncured, would result in an event of default occurring under the Indenture, which would permit the Convertible Senior Secured Notes Investor to accelerate the maturity of the Convertible Senior Secured Notes and ultimately claim against its collateral. An event of default would result in the Convertible Senior Secured Notes being due immediately to which the Group does not have sufficient funds to repay.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

2Material accounting policies (continued)

The Group’s ability to continue as a going concern is highly dependent on its ability to secure funds from additional funding rounds before it utilises all existing resources to finance the Group’s ongoing operations. Management is committed to continue to raise additional funds and may seek to issue further equity in doing so. Although the Group plans to raise additional funds over the course of the next twelve months there can be no assurance that the Group will be able to raise additional funds on acceptable terms (or on necessary timelines) to provide sufficient funds to meet the Group’s ongoing funding requirements. The timely completion of financing is critical to the Group’s ability to continue as a going concern. The inability to obtain future funding could impact on the Group’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or being unable to continue operations or continue as a going concern.

The dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realize the assets and discharge the liabilities in the normal course of business. The consolidated financial information has been prepared assuming that the Group will continue as a going concern, which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Group were unable to continue as a going concern.

3Critical accounting judgements and key sources of estimation uncertainty

The preparation of the unaudited condensed consolidated interim financial information in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of expenses during the reporting period.

The Company’s most significant estimates relate to the January 2025 Offering in addition to the valuations of financial liabilities at fair value through profit and loss, including the Convertible Senior Secured Notes. The Company’s most critical judgments relate to the research and development tax relief.

These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

Critical accounting judgments relating to research and development tax relief

Research and development tax relief supports companies that work on innovative projects in science and technology.

For accounting periods beginning before April 1, 2024, HM Revenue & Customs administered two such tax relief schemes: one aimed at small and medium-sized enterprises (“SME”); and the R&D expenditure credit scheme (“RDEC”), aimed at large companies and other companies that aren’t eligible for SME relief.

A merged RDEC and an enhanced R&D intensive support (“ERIS”) scheme replaced the old RDEC and SME schemes for accounting periods beginning on or after April 1, 2024.

Enhanced intensive support is available to loss-making R&D intensive SMEs, with the definition of a large company is based on staff, turnover and balance sheet measures, and includes that of any linked or partner companies.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

3Critical accounting judgements and key sources of estimation uncertainty (continued)

Management has concluded that the Company itself does not meet the definition of a large Company and has determined that the transactions contemplated under the Investment Agreement on December 23, 2024, do not result in the presence of any linked or partner companies that would otherwise cause the Company to be defined as a large company. The Company has recognized relief under the ERIS scheme. Please see note 7 for further details.

A company is considered R&D intensive where its qualifying R&D expenditure is 30% or more of its total expenditure (the “intensity threshold”). Companies meeting this intensity threshold are able to claim enhanced support using a higher rate of credit. The Company has determined its eligibility for enhanced support based upon Total administrative & research and development expenses taken from the Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income.

To qualify for tax relief the work must be part of a specific project to make an advance in science or technology. This definition is based on an international standard. Certain indirect activities related to the project are also qualifying where such activities form part of a project but do not directly contribute to the resolution of the scientific or technological uncertainty. An appropriate proportion of the staffing cost can be qualifying expenditure if the employee is only partly directly and actively involved in relevant research and development activity. Management have applied judgment in determining the proportion of research and development staff costs incurred on non-qualifying activities and the extent of administrative staff costs relating to qualifying indirect activities.

Key sources of estimation uncertainty relating to the January 2025 Offering

On January 24, 2025, upon closing of the January 2025 Offering, 15 million Ordinary Shares plus 7.5 million Tranche A warrants and 7.5 million Tranche B warrants, were contemporaneously issued to the same counterparties. Gross proceeds of the January 2025 Offering totalled $90 million, before deducting underwriting discounts and commissions and other offering expenses.

In instances where multiple financial instruments are issued together, the proceeds received are required to be allocated to each instrument to establish its initial carrying amount. Management has undertaken independent issuance-date estimates of fair value for each freestanding instruments issued as part of the “bundled transaction”.

Warrants issued as part of the January 2025 Offering are separately exercisable (i.e., the exercise of the warrants would not result in the termination of the ordinary shares the warrants may have been issued with) and are therefore considered to be freestanding.

Management has determined that the warrants issued meet the requirements to be classified as equity and therefore are not subsequently measured at fair value. Because ongoing fair value measurement is not required for either instrument issued, the proceeds have been allocated to each financial instrument based on the respective instrument’s proportionate fair value.

The Company utilises a Black-Scholes-Merton model as its “fixed-for-fixed” fair value option model, with inputs shown below:

	Tranche A warrants	Tranche B warrants
Share price ($)	5.60	5.60
Strike price ($)	6.00	7.50
Risk free rate (%)	4.40	4.40
Time to maturity (years)	1.6	5.0
Dividend yield (%)	—	—
Volatility (%)	85.00	85.00

The Tranche A warrants expire on the earlier of: (i) upon the satisfaction of both of the following conditions: (a) the Company successfully demonstrating a wing-borne flight of its VX4 prototype aircraft and (b) the 10-day volume weighted average price of the Company’s ordinary shares, following the public disclosure of such successful wing-borne flight, being equal to or greater than, 103% of the exercise price of the warrants, the 30th day following the date of such disclosure; and (ii) the five-year anniversary of the date of issuance. The Tranche A warrants are exercisable at an exercise price of $6.00 per whole ordinary share.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

3Critical accounting judgements and key sources of estimation uncertainty (continued)

Upon initial recognition the Company has utilised a probability weighted approach when determining the appropriate time to maturity for the Tranche A warrants, reflecting the likelihood that the above-mentioned conditions occur or are accomplished prior to the five-year anniversary of the date of issuance.

On May 27, 2025, the Company issued a press release constituting the initial public disclosure of the satisfaction of a wing-borne flight of our VX4 aircraft for purposes of the Company’s outstanding Tranche A warrants. However, the 10-day volume weighted average price of the Company’s ordinary shares, following the date of this disclosure did not equal or exceed 103% of the exercise price of the Tranche A warrant within the 30 - day period following such date. As such, the Tranche A warrants remain outstanding and will only expire on the five-year anniversary of their date of issuance.

The Tranche B warrants will expire five years from the date of issuance and are exercisable at an exercise price of $7.50 per whole ordinary share.

A resultant fair value of $2.29 per whole Tranche A warrant and $3.61 per whole Tranche B warrant has been derived. The fair value of ordinary shares has been derived using the reference share price upon closing of the January 2025 Offering, being $5.60 per share. Please see note 10 for further details.

With the exception of the above, in preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2024.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

4Expenses by nature

Included within administrative expenses, research and development expenses, and related party administrative expenses are the following expenses.

	3 months ended June 30,		6 months ended June 30,
	2025	2024	2025	2024
	£ 000	£ 000	£ 000	£ 000
Research and development staff costs (excluding share-based payment expenses)	8,336	6,844	15,324	12,680
Research and development consultancy	1,202	4,256	3,134	7,395
Research and development components, parts and tooling	2,036	6,867	4,333	11,876
Total research and development expenses	11,574	17,967	22,791	31,951
Administrative staff costs (excluding share-based payment expenses)	3,195	2,331	6,050	4,687
Share based payment expenses (note 5)	2,063	2,856	3,207	4,785
Consultancy costs	1,025	544	1,641	1,173
Legal and financial advisory costs	1,063	717	1,781	1,771
HR advisory and recruitment costs	627	229	822	349
IT hardware and software costs	1,906	1,819	3,767	3,407
Insurance expenses	592	33	1,178	152
Marketing costs	433	696	585	774
Premises expenses	414	566	902	1,144
Depreciation expense	252	289	466	558
Amortization expense	51	263	107	536
Depreciation on right of use property assets	202	157	360	326
Other administrative expenses	789	743	1,235	1,048
Total administrative costs	12,612	11,243	22,101	20,710
Related party administrative expenses	57	21	151	42
Total administrative and research and development expenses	24,243	29,231	45,043	52,703

Staff costs relate primarily to salary and related expenses, including social security and pension contributions, but excluding share-based payments. Please see note 5 for further details.

5Share-based payments

The Group has established two employee option plans. The EMI Scheme (closed to employees during 2021) and the 2021 Incentive Plan (implemented in 2022).

For more information about the option plans, please refer to the Group’s annual financial statements for the year ended December 31, 2024.

The total expense recognised by the company during the period in respect of these plans is shown below:

	June 30, 2025	June 30, 2024
	£’000	£’000
2021 Incentive plan	1,548	4,351
Enterprise Management Initiative	65	260
Non-Executive Director awards	1,594	174
	3,207	4,785

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

5Share-based payments (continued)

A summary of options granted under the plans is show below:

	June 30, 2025		December 31, 2024
		Average		Average
2021 Incentive Plan		exercise price		exercise price
	Number	(£)	Number	(£)
Outstanding, start of period	1,171,210	0.91	998,598	1.20
Granted during the period	2,252,530	0.09	397,803	0.40
Exercised during the period	(61,524)	—	(128,369)	—
Forfeited during the period	(79,816)	1.27	(96,822)	2.97
Outstanding, end of period	3,282,400	0.35	1,171,210	0.91

The number of options which were exercisable at June 30, 2025 was 1,023,239 (December 31, 2024: 380,763) with exercise prices ranging from £nil to £8.76 (December 31, 2024: £nil to £8.95). Options exercised during the period related solely to nil-cost options.

	June 30, 2025		December 31, 2024
		Average		Average
EMI Scheme		exercise price		exercise price
	Number	(£)	Number	(£)
Outstanding, start of period	945,429	2.20	1,170,231	2.50
Granted during the period	—	—	—	—
Exercised during the period	(6,184)	1.80	—	—
Forfeited during the period	(42,621)	11.00	(224,802)	3.80
Outstanding, end of period	896,624	1.80	945,429	2.20

The number of options which were exercisable at June 30, 2025 was 682,767 (December 31, 2024: 635,240) with an exercise price of £1.68 (December 31, 2024: ranging from £1.84 to £11.49).

6Other operating (expense)/income

The analysis of the Group’s other operating (expense)/income for the period is as follows:

	3 months ended June 30,		6 months ended June 30,
	2025	2024	2025	2024
	£ 000	£ 000	£ 000	£ 000
Government grants	1,197	1,896	2,652	4,113
R&D Expenditure Credit (“RDEC”)	—	366	(7,553)	740
Other	—	—	6	—
Rolls-Royce settlement	—	27,910	—	27,910
	1,197	30,172	(4,895)	32,763

Government grants relate to amounts receivable from grant awarding bodies relating to the research and development of eVTOL technologies. These grants are made to fund research and development expenditure and are recognized in profit or loss in the period to which the expense they are intended to fund relates.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

7Income tax credit

The Company recognizes R&D tax relief relating to the RDEC scheme within Other operating income, and R&D tax relief under both the small and medium-sized enterprise (“SME”) scheme and its successor enhanced R&D intensive support (“ERIS”) scheme within Income tax credit, as shown below:

	3 months ended June 30,		6 months ended June 30,
	2025	2024	2025	2024
	£ 000	£ 000	£ 000	£ 000
Enhanced R&D intensive support	3,122	—	5,892	—
Small and medium-sized Enterprise scheme	—	3,877	—	6,448
Adjustments for R&D tax relief of prior periods	—	—	13,700	—
	3,122	3,877	19,592	6,448

For accounting periods beginning before April 1, 2024, HM Revenue & Customs administered two such tax relief schemes: one aimed at SMEs, and the RDEC scheme, aimed at large companies and other companies that aren’t eligible for SME relief.

A merged RDEC and an ERIS scheme replaced the old RDEC and SME schemes for accounting periods beginning on or after April 1, 2024.

At the time of preparing its financial statements for the year ended December 31, 2024, the Company was unable to determine, with certainty, if any relationships existed that would cause the Company to be defined as a large company and ineligible for SME relief. Absent of such certainty, within those financial statements, the Company recognized tax relief solely based on the RDEC scheme.

Management has since determined that the transactions contemplated under the Investment Agreement on December 23, 2024, do not result in the presence of any linked or partner companies that would otherwise cause the Company to be defined as a large company and therefore the six months ended June 30, 2025 reflects the reversal of tax relief previously recognized under the RDEC scheme of £7,553 thousand (see note 6), with £13,700 thousand subsequently claimed, and received, under the SME scheme (and reported within Income tax credit).

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

8Finance income/(costs)

	3 months ended June 30,		6 months ended June 30,
	2025	2024	2025	2024
	£ 000	£ 000	£ 000	£ 000
Interest income on deposits	609	614	1,243	1,168
Fair value movements on financial liabilities at fair value through profit and loss (note 14)	—	9,989	—	5,914
Fair value movements on warrant liabilities (note 13)	—	609	—	305
Foreign exchange gain	18,094	—	27,530	—
Other	4	3	—	10
Total finance income	18,707	11,215	28,773	7,397
Fair value movements on financial liabilities at fair value through profit and loss (note 14)	—	—	—	—
Fair value movements on warrant liabilities (note 13)	(296)	—	(324)	—
In-kind interest on financial liabilities at fair value through profit and loss (note 14)	—	(4,252)	—	(8,483)
Foreign exchange loss	—	(1)	—	(2,461)
Interest expense on leases	(41)	(40)	(78)	(82)
Other	—	—	—	—
Total finance costs	(337)	(4,293)	(402)	(11,026)
Fair value movements on financial liabilities at fair value through profit and loss (note 14)	—	—	258,719	—
Total related party finance income	—	—	258,719	—
In-kind interest on financial liabilities at fair value through profit and loss (note 14)	(2,805)	—	(5,782)	—
Fair value movements on financial liabilities at fair value through profit and loss (note 14)	(140,404)	—	—	—
Total related party finance costs	(143,209)	—	(5,782)	—
Net related party finance income	(143,209)	—	252,937	—
Net finance income/(costs)	(124,839)	6,922	281,308	(3,629)

9Earnings/(loss) per share

Basic earnings per share is calculated by dividing the profit or loss for the period by the weighted average number of ordinary shares in issue during the period.

Diluted earnings per share is calculated by adjusting the profit or loss for the period and the weighted average number of ordinary shares in issue during the period to assume the conversion of all dilutive potential ordinary shares.

The Company has one category of dilutive potential ordinary shares, being those issuable upon conversion of the Convertible Senior Secured Notes, which for the purposes of diluted earnings per share, have been assumed to be issued at the beginning of the period.

On September 20, 2024, the implementation of a reverse stock split at a ratio of one-for-ten shares became effective. The reverse stock split resulted in a proportional decrease in the number of authorized ordinary shares, and a proportional increase in the par value of such ordinary shares, in each case in accordance with the reverse stock split ratio. All share and per share amounts in these condensed consolidated financial statements and related notes hereto have been retrospectively adjusted to account for the effect of the reverse stock split.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

9Earnings/(loss) per share (continued)

The calculation of earnings/(loss) per share is based on the following data:

	3 months ended June 30,		6 months ended June 30,
	2025	2024	2025	2024
	£ 000	£ 000	£ 000	£ 000
Net profit/(loss) for the period for basic earnings per share	(144,763)	11,740	250,962	(17,121)
Adjustment for calculation of diluted earnings per share:
Fair value movements on financial liabilities at fair value through profit and loss	—	—	(258,719)	—
In-kind interest on financial liabilities at fair value through profit and loss	—	—	5,782	—
Net loss for the period for diluted earnings per share	(144,763)	11,740	(1,975)	(17,121)

	No. of shares	No. of shares	No. of shares	No. of shares
Weighted average issued shares for basic earnings per share	82,319,241	19,297,390	80,090,993	19,233,930
Adjustment for calculation of diluted earnings per share upon conversion of:	—	—
Financial liabilities at fair value through profit and loss	—	—	37,376,218	—
Weighted average issued shares for diluted earnings per share	82,319,241	19,297,390	117,467,211	19,233,930

	£	£	£	£
Basic earnings/(loss) per share	(1.76)	0.61	3.13	(0.89)
Diluted earnings/(loss) per share	(1.76)	0.61	(0.02)	(0.89)

For the six months ended June 30, 2025, and three months ended June 30, 2024, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share. For the three months ended June 30, 2025, and six months ended June 30, 2024, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share and hence have been excluded.

10Share capital and reserves

	June 30,		December 31,
Allotted, called up and fully paid:	2025		2024
	No.	£	No.	£
Ordinary of $0.001 each	84,677,721	66,819	69,542,515	54,753
	84,677,721	66,819	69,542,515	54,753

Ordinary shares (other than shares held in treasury) have full voting rights, full dividend rights. Treasury shares totalling 140,000 are excluded as at June 30, 2025 (December 31, 2024: 140,000). The Company is authorized to issue 200,000,000 ordinary shares.

During the period 15,135,206 ordinary shares were issued as shown below:

	Shares	Share capital	Proceeds	Premium
	issued	issued	received	arising
	No.	£	£ 000	£ 000
January 2025 Offering	15,000,000	11,972	44,203	44,066
2021 Incentive Plan	129,022	89	—	—
EMI Scheme	6,184	5	11	11
	15,135,206	12,066	44,214	44,077

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

10Share capital and reserves (continued)

Nature and purpose of other reserves

	June 30,	December 31,
	2025	2024
	£ 000	£ 000
Share based payment reserve	29,183	27,073
Warrant reserve	36,693	13,475
Merger reserve	54,841	54,841
Foreign currency translation reserve	6,061	3,910
	126,778	99,299

The share-based payments reserve is used to recognize the grant date fair value of options issued to employees but not exercised.

The warrant reserve is used to recognize the fair value of warrants issued in exchange for a fixed amount of cash or another financial asset for a fixed number of the Company’s ordinary shares (‘fixed-for-fixed condition’). As part of the January 2025 Offering, 7.5 million Tranche A warrants and 7.5 million Tranche B warrants were issued on January 24, 2025, resulting in £23,553 thousand ($28,984 thousand) being recognised within the warrant reserve.

The merger reserve is used to reflect any difference between the consideration and the book value of net assets acquired as part of a business combination.

The translation reserve arises upon the retranslation of overseas subsidiaries and the Company’s USD denominated balances in consolidated financial statements.

11Trade and other receivables

	June 30,	December 31,
	2025	2024
	£ 000	£ 000
R&D tax relief receivable	5,896	8,686
Government grants and VAT receivable	4,005	4,349
Prepayments	8,013	4,576
Other receivables	499	634
Amounts due from related party	—	52
	18,413	18,297

R&D tax relief receivable recognises £5,896 thousand under the ERIS scheme (December 31, 2024: £nil); and £nil for R&D tax relief claimed under the RDEC scheme (December 31, 2024: £8,686 thousand).

Expected credit losses were not significant in 2025 or 2024. For more information on the Group’s exposure to credit and market risks, including impairments and allowances for credit losses, relating to trade and other receivables please refer to the Group’s annual financial statements for the year ended December 31, 2024.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

12Trade and other payables

Amounts falling due within one year:

	June 30,	December 31,
	2025	2024
	£ 000	£ 000
Trade payables	7,750	5,444
Accrued expenses	6,708	7,354
Amounts due to related parties	—	1,900
Social security and other taxes	1,112	879
Outstanding defined contribution pension costs	375	8
	15,945	15,585

Amounts falling due after more than one year:

	June 30,	December 31,
	2025	2024
	£ 000	£ 000
Deferred fees and charges	3,649	3,991

For more information on the Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables please refer to the Group’s annual financial statements for the year ended December 31, 2024.

13Warrants

Warrant liability at fair value through profit and loss

The following warrants are in issue but not exercised:

	June 30,	December 31,
	2025	2024
	No.	No.
Public Warrants	15,264,935	15,264,935
Convertible Notes Warrants	4,000,000	4,000,000
Outstanding, end of period	19,264,935	19,264,935

Recorded as a liability, the following shows the change in fair value during the period ended June 30, 2025:

Change in fair value during the period	£ 000
December 31, 2024	434
Change in fair value	324
Exchange differences on translation	(54)
June 30, 2025	704

The Public Warrants and Convertible Notes warrants expire on December 16, 2026, or earlier upon redemption or liquidation. Each such warrant entitles the registered holder to purchase 1/10 of one share of common stock, meaning that ten warrants must be exercised for a holder of warrants to receive one ordinary share of the Company at a price of $115.00 per share. Such warrants may only be exercised for a whole number of shares.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

13Warrants (continued)

Once such warrants become exercisable, the Company may redeem such warrants at a price of $0.10 per warrant if the closing price of the common stock equals or exceeds $180.00 per share for any 20 trading days within a 30-trading day period. The exercise price and number of common stock issuable upon exercise of warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger, or consolidation. Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. On December 4, 2024, the New York Stock Exchange (the “NYSE”) filed a Form 25 with the SEC, removing the Public Warrants from their listing on the NYSE.

Warrants recognized within equity

The following warrants (and options) are in issue but not exercised:

	Warrants and options in issue		Warrant reserve
	June 30,	December 31,	June 30,	December 31,
	2025	2024	2025	2024
	No.	No.	£ 000	£ 000
Tranche A Warrants	7,500,000	—	9,006	—
Tranche B Warrants	7,500,000	—	14,212	—
SF Warrants	50,000,000	50,000,000	3,907	3,907
Virgin Atlantic Warrants	2,625,000	2,625,000	8,558	8,558
MWC Option	2,000,000	2,000,000	1,010	1,010
Outstanding, end of period	69,625,000	54,625,000	36,693	13,475

The public Tranche A Warrants and Tranche B Warrants were issued on January 24, 2025 in connection with the January 2025 Offering, with each such warrant exercisable for one ordinary share of the Company at an exercise price of $6.00 and $7.50 respectively.

The private SF Warrants were issued on March 13, 2024 to Stephen Fitzpatrick pursuant to the SF Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $50.00.

The initial Virgin Atlantic Warrants were issued on December 16, 2021 to Virgin Atlantic pursuant to the Virgin Atlantic Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $100.00.

Additionally, on December 16, 2021, Marcus Waley-Cohen was awarded 2,000,000 private options, with 10 such options exercisable for one ordinary share of the Company at an exercise price of $115.00.

These warrants and options meet the fixed-for-fixed criterion and are therefore recognised within other reserves until the point of exercise. The amount classified to other reserves on initial recognition reclassified to share capital and share premium upon exercise.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

14Financial liabilities at fair value through profit and loss

Financial liabilities at fair value through profit and loss consists of the following Convertible Senior Secured Notes:

Mudrick
£ 000
As at December 31, 2024	524,242
Fair value movements	(258,719)
In-kind interest paid and accrued	5,782
Exchange differences on translation	(31,529)
As at June 30, 2025	239,776

Initial recognition

On December 15, 2021, Mudrick Capital purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000 thousand for an aggregate purchase price of $192,000 thousand (the “Purchase Price”). The Convertible Senior Secured Notes were initially convertible into up to 1,818,182 ordinary shares at an initial conversion rate of 9.09091 ordinary shares per $1,000 principal amount. The Convertible Senior Secured Notes bore interest at the rate of 9% per annum, as the Company elected to pay interest in-kind, by way of PIK Notes. Interest was paid semi-annually in arrears. The Convertible Senior Secured Notes had an initial maturity date of the fifth anniversary of issuance and were redeemable at any time by the Company for cash.

Substantial modification and partial conversion

On December 23, 2024, the Company entered into the First Supplemental Indenture setting forth certain amendments, including: (i) increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per ordinary share (or 363.636 ordinary shares per $1,000 principal amount) for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share (or 285.714 ordinary shares per $1,000 principal amount) for the other half.

The Company has determined that, in accordance with IFRS 9, these amendments represented a substantial modification of the existing financial liabilities and was therefore accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, with the difference between the carrying amount of the original instrument and the fair value of the new financial liability recognized in profit or loss during the year ended December 31, 2024.

Subsequent measurement

Following the execution of the First Supplemental Indenture and during the year ended December 31, 2024, the noteholders delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per Ordinary Share, which resulted in the issuance of 47,343,585 ordinary shares, with a reference share price of $7.42 per ordinary share, by the Company to the holders of the Convertible Senior Secured Notes.

As of June 30, 2025, a total of 39,430,443 ordinary shares are potentially issuable upon exercise of the remaining outstanding principal amount of Convertible Senior Secured Notes. Following the Partial Conversion, in accordance with the Investment Agreement, the Company’s wholly owned subsidiary, VAGL, entered into the second supplemental indenture to the Indenture with the Trustee (the “Second Supplemental Indenture”), pursuant to which VAGL became a guarantor of the Convertible Senior Secured Notes under the Indenture on a senior secured basis by granting fixed and floating charges over all of its assets.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

14Financial liabilities at fair value through profit and loss (continued)

A number of other covenants exist in relation to the Company’s obligations in respect of the Convertible Senior Secured Notes, including (but not limited to): payments under the Convertible Senior Secured Notes and interest thereunder; furnishing the trustee with Exchange Act reports; compliance with Section 13 or 15(d) of the Exchange Act; provision of an annual compliance certificate; relinquishing of the benefit or advantage of, any stay, extension or usury law; acquisition of the Convertible Senior Secured Notes by the Company; permitting any Company subsidiaries to provide a charge over the Convertible Senior Secured Notes; limitation on liens securing indebtedness; limitation on asset sales; limitation on transactions with affiliates; limitation on restricted payments; and retention of $10 million cash. As at June 30, 2025, cash at bank includes £7,298 thousand in accordance with the above covenant.

15Financial instruments

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards.

Financial liabilities at fair value through profit and loss:

	Carrying Value		Fair Value
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
	£ 000	£ 000	£ 000	£ 000
Financial liabilities at fair value through profit and loss	239,776	524,242	239,776	524,242
Warrant liabilities	704	434	704	434
	240,480	524,676	240,480	524,676

Warrants are quoted on the OTC Bulletin Board (an interdealer automated quotation system for equity securities that is not a national securities exchange) and are therefore categorized in level 2 of the fair value hierarchy. Financial liabilities at fair value through profit and loss are categorized in level 3 of the fair value hierarchy.

The fair value of financial liabilities at fair value through profit and loss, which consist of the Convertible Senior Secured Notes, has been estimated using an option pricing model, in accordance with the International Valuation Standards definition of “market value”.

The Convertible Senior Secured Notes, initially had a five-year term from the date of issuance on December 16, 2021, and a payment-in-kind interest rate of 9.0% (compounding semi-annually), or a cash interest rate of 7.0% (paid semi-annually). The holder of the Convertible Senior Secured Notes had an initial right to convert them into ordinary shares in the Company at any time at a conversion ratio of 90.9091 per $1,000 principal amount (with any payment-in-kind accrual converting at the same ratio).

On December 23, 2024 the maturity date was extended to December 15, 2028 and the Conversion Rate was amended to 363.636 Ordinary Shares per $1,000 principal amount of notes in relation to the first $130,194,859 principal amount of the Convertible Senior Secured Notes, which was immediately converted by the noteholder into ordinary shares, and 285.714 Ordinary Shares per $1,000 principal amount of Convertible Senior Secured Notes for the remaining portion outstanding. Additionally, effective December 15, 2024, each Convertible Senior Secured Notes accrues interest at 10.0% per annum with respect to interest paid in cash and 12.0% per annum with respect to payment-in-kind interest. The outstanding principal immediately following partial conversion was $130,194,859 and as at June 30, 2025, was $138,006,551.

Option pricing has been utilized to calculate the probability that these options will be in the money at expiration and assign a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

15Financial instruments (continued)

As of June 30, 2025, an estimated fair value of £239,776 thousand (December 31, 2024: £524,242 thousand) was calculated for the Convertible Senior Secured Notes, based on the following valuation inputs:

	June 30, 2025	December 31, 2024
Share price ($)	6.77	12.58
Conversion price ($)	3.50	3.50
Interest rate (%)	12.00	12.00
Credit spread (%)	43.50	40.64
Risk free rate (%)	3.70	4.40
Expected life (years)	3.50	4.00
Dividend yield (%)	—	—
Volatility (%)	85.00	85.00

Company specific inputs include the expected probability and timing of future equity financing, in addition to the probability and timing of a future fundamental change. Credit spread is initially selected such that the fair value of the Convertible Senior Secured Notes reconciles to the total purchase price of $192 million based upon the arms’ length transaction closing as of December 15, 2021, subsequently adjusted for company-specific credit risk.

For more information about the Convertible Senior Secured Notes, please refer to the Group’s annual financial statements for the year ended December 31, 2024.

16Financial risk management and impairment of financial assets

The Group’s activities expose it to a variety of financial risks including market risk, credit risk, foreign exchange risk and liquidity risk.

Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations, arising principally from prepayments to suppliers and deposits with the Group’s bank.

Also included in Restricted cash is £1,700 thousand deemed to be restricted as at June 30, 2025, in relation to rent guarantees.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £499 thousand (December 31, 2024: £634 thousand) being the total of the carrying amount of financial assets, including contractual receivables but excluding R&D tax credits receivables and cash.

The allowance account of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the trade receivables directly. The Group provides for impairment losses based on estimated irrecoverable amounts determined by reference to specific circumstances and the experience of management of debtor default in the industry.

On that basis, the loss allowance as at June 30, 2025 and December 31, 2024 was determined as £nil for trade receivables.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s financial position. The Group’s principal exposure to market risk is exposure to foreign exchange rate fluctuations. There are currently no currency forwards, options, or swaps to hedge this exposure.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

16Financial risk management and impairment of financial assets (continued)

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. The Group holds cash in USD, EUR and GBP. The majority of the Group’s trading costs are in GBP; however, the Group also has supply contracts denominated in USD and EUR. The Group holds sufficient cash in USD, EUR and GBP to satisfy its trading costs in each of these currencies. An 8-percentage point decrease in GBP to USD exchange rate would decrease profit for the six months ended June 30, 2025, by £25,371 thousand and increase other comprehensive income for the six months ended June 30, 2025, by £6,360 thousand. The Group may be exposed to material foreign exchange risk in subsequent periods or years because of the significance of the USD denominated Convertible Senior Secured Notes relative to USD deposits and cash held ($34,881 thousand at June 30, 2025), which are expected to fluctuate as expenses are incurred and whilst future funding is secured.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Group’s management uses short and long-term cash flow forecasts to manage liquidity risk. Forecasts are supplemented by sensitivity analysis which is used to assess funding adequacy for at least a 12-month period. The Company manages its cash resources to ensure it has sufficient funds to meet all expected demands as they fall due. Please see note 2 for further details.

Maturity analysis

		Between 2 and 5	After more than
June 30, 2025	Within 1 year	years	5 years	Total
	£ 000	£ 000	£ 000	£ 000
Trade and other payables	14,458	3,649	—	18,107
Lease liabilities	831	1,241	411	2,483
Convertible senior secured notes	—	100,995	—	100,995
	15,289	105,885	411	121,585

December 31, 2024
Trade and other payables	15,585	3,991	—	19,576
Lease liabilities	705	1,409	496	2,610
Convertible senior secured notes	—	103,915	—	103,915
	16,290	109,315	496	126,101

Capital management

The Group’s objective when managing capital is to ensure the Group continues as a going concern and grows in a sustainable manner. Given the ongoing development of its aircraft and technologies with minimal revenues, the Group relies on funding raised from the Business Combination transaction and other equity investors. Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

17Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board and executive officers.

	June 30,	June 30,
	2025	2024
	£ 000	£ 000
Salaries and other short term employee benefits	712	624
Payments to defined contribution pension schemes	10	7
Share-based payments	2,266	1,325
	2,988	1,957

Aggregate gains made on the exercise of share options for the Directors during the period totalled £nil (June 30, 2024: £nil thousand).

Summary of transactions with other related parties

During the period the following were appointed as members of the Board of Directors:

Name	Effective date
Dómhnal Slattery (chairman)	January 14, 2025
Kris Haber	April 30, 2025
James Keith Brown	May 14, 2025
Poul Carsten Stendevad	May 14, 2025
Lord Andrew Parker	June 2, 2025

During the period the following resigned as members of the Board of Directors:

Name	Effective date
Vincent Casey	January 14, 2025
Stephen Fitzpatrick	January 30, 2025
Gur Kimchi	April 30, 2025
Kathy Cassidy	May 14, 2025
Steve Welch	June 2, 2025

Stuart Simpson was awarded 360,245 share options on January 24, 2025 and 334,200 share options in July 2025, vesting on a quarterly basis until March 31, 2028. Dómhnal Slattery was awarded 814,700 share options on January 24, 2025, and 139,250 share options in July 2025, vesting on a quarterly basis until December 31, 2028.

Additionally, during the six-month period ended June 30, 2025, a total of 36,808 share options and restricted stock units were awarded to other independent members of the Board of Directors.

Both Stuart Simpson’s and Dómhnal Slattery’s engagements with the Company include anti-dilution provisions, pursuant to which, subject to their continued service with the Company, should their respective award represent less than 2.4% and 1% of the Company’s issued and outstanding ordinary shares (excluding Earn Out Shares) respectively, the Company will grant further nil-cost options such that Stuart Simpson’s and Dómhnal Slattery’s respective holding (excluding any sold, transferred or other disposed shares) remains 2.4% and 1% of the Company’s then issued and outstanding ordinary shares respectively.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

17Related party transactions (continued)

Summary of relationship with Mudrick Capital

During the six-month period ended June 30, 2025, the Company recognized fair value gains totalling £258,719 thousand and interest charges of £5,782 thousand in relation to Convertible Senior Secured Notes.

The January 2025 Offering included an investment from Mudrick Capital of $25 million in exchange for 4,166,666 Units. Each unit consists of (i) one ordinary share; (ii) one-half of one Tranche A Warrant; and (iii) one-half of one Tranche B Warrant. The Tranche A warrants will expire on the five-year anniversary of the date of issuance and are exercisable at an exercise price of $6.00 per whole ordinary share. The Tranche B warrants will expire five years from the date of issuance and are exercisable at an exercise price of $7.50 per whole ordinary share. The July 2025 Offering included an investment from Mudrick Capital of $12.5 million in exchange for 2,500,000 shares.

Summary of relationship with Stephen Fitzpatrick

Stephen Fitzpatrick retains a 12-month option to purchase up to $25 million units (with each unit consisting of one Ordinary Share plus one-half of a Tranche A warrant and one-half of a Tranche B warrant) at a strike price equal to the per unit purchase price paid by investors in the January 2025 Offering (being $6 per unit), which remains unexercised and outstanding.

In the first six months of 2025, Imagination Industries Investments Ltd, a company controlled by Stephen Fitzpatrick provided and charged the Group with services totalling £151 thousand (2024: £21 thousand), of which £37 thousand remained outstanding as at June 30, 2025 (June 30, 2024: £21 thousand).

18Non adjusting events after the reporting period

In July 2025, the Company launched the July 2025 Offering, a funding round consisting of the Company’s public offering of 13,800,000 ordinary shares, culminating in aggregate gross proceeds of $69 million, before deducting underwriting discounts and commissions and other offering expenses, which closed on July 10, 2025.